                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                              Newmark Homes Corp.

                                (Name of Issuer)


                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   651578106

                                 (CUSIP Number)


                                Holly A. Hubenak
                          Technical Olympic USA, Inc.
                           1200 Soldiers Field Drive
                            Sugar Land, Texas 77479
                                 (281) 243-0127

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               DECEMBER 15, 1999

 (This amendment is filed to supplement the Schedule 13d filed by the Reporting
             Persons on December 27, 1999, file number 005-55339.)

            (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.



                         (Continued on following pages)

CUSIP NO. 651578106
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Technical Olympic USA, Inc.
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use only


--------------------------------------------------------------------------------
   4      Source of Funds                                                    OO


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Delaware, United States
--------------------------------------------------------------------------------
                            7   Sole Voting Power

                                    0
                          ------------------------------------------------------
    Number of               8   Shared Voting Power*
      Shares
   Beneficially                     9,200,000 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power
    Reporting
      Person                        0
       with               ------------------------------------------------------
                            10   Shared Dispositive Power*

                                    9,200,000 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    9,200,000 shares
--------------------------------------------------------------------------------
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    80%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   CO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 651578106
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Technical Olympic (UK) Plc
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use only


--------------------------------------------------------------------------------
   4      Source of Funds                                                    OO


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Great Britain
--------------------------------------------------------------------------------
                            7   Sole Voting Power

                                    0
                          ------------------------------------------------------
    Number of               8   Shared Voting Power*
      Shares
   Beneficially                     9,200,000 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power
    Reporting
      Person                        0
       with               ------------------------------------------------------
                            10   Shared Dispositive Power*

                                    9,200,000 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    9,200,000 shares
--------------------------------------------------------------------------------
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    80%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   OO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

CUSIP NO. 651578106
--------------------------------------------------------------------------------
   1      Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

                   Technical Olympic S.A.
--------------------------------------------------------------------------------
   2      Check the appropriate box if a member of a group*
                                                                         (A) [ ]

                                                                         (B) [x]

--------------------------------------------------------------------------------
   3      SEC use only                                                       OO


--------------------------------------------------------------------------------
   4      Source of Funds


--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

   6      Citizenship or Place of Organization

                   Greece
--------------------------------------------------------------------------------
                            7   Sole Voting Power

                                    0
                          ------------------------------------------------------
    Number of               8   Shared Voting Power*
      Shares
   Beneficially                     9,200,000 shares
     Owned by             ------------------------------------------------------
       Each                 9   Sole Dispositive Power
    Reporting
      Person                        0
       with               ------------------------------------------------------
                            10   Shared Dispositive Power*

                                    9,200,000 shares
--------------------------------------------------------------------------------
   11     Aggregate Amount Beneficially Owned by each Reporting Person

                                    9,200,000 shares
--------------------------------------------------------------------------------
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares


--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)

                                    80%
--------------------------------------------------------------------------------
   14     Type of Reporting Person

                   OO
--------------------------------------------------------------------------------
* The Reporting Person expressly disclaims (a) the existence of any group and
  (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

Item 2.   Identity and Background.

(a)                  Name of Person(s) Filing this Statement (the "Reporting
                     Persons"):

                     Technical Olympic USA, Inc., a corporation formed under the laws of the State of Delaware
                     Technical Olympic (UK) Plc, a company formed under the laws of Great Britain
                     Technical Olympic S.A., a company formed under the laws of Greece

(b)                  Business Address of Reporting Persons:

                     Technical Olympic USA, Inc.

                     Technical Olympic USA, Inc.
                     1200 Soldiers Field Drive
                     Sugar Land, Texas 77479

                     Technical Olympic (UK) Plc
                     20 Solomou Street
                     Ana Kalamaki
                     Athens, Greece 17456

                     Technical Olympic S.A.
                     20 Solomou Street
                     Ana Kalamaki
                     Athens, Greece 17456

(c)                  Present Principal Occupation or Employment:

                     Technical Olympic USA, Inc. is a holding company that invests directly or indirectly in various companies.

                     Technical Olympic (UK), Plc is a holding company that invests directly or indirectly in various companies and engages in the real estate industry.

                     Technical Olympic S.A. is a diversified construction company based in Greece and invests directly or indirectly in various companies.

                     Pursuant to Instruction C to Schedule 13D of the Exchange Act, information regarding the directors and executive officers of the Reporting Persons follows:

    Board of Directors and Executive Officers of Technical Olympic USA, Inc.
    ------------------------------------------------------------------------

                                                                                             Executive Officers
                                                                                             (principal business
Name                           Business Address               Board of Directors             or occupation)
-----------------------------------------------------------------------------------------------------------

Constantinos Stengos           20 Solomou Street              Director                       President
                               Ana Kalamaki                                                  (Managing Director of
                               Athens, Greece 17456                                          Technical Olympic S.A.)

Yannis Delikanakis             20 Solomou Street              Director                       Vice President
                               Ana Kalamaki                                                  (Real Estate and Housing
                               Athens, Greece 17456                                          Director)

Andreas Stengos                20 Solomou Street              Director                       Treasurer
                               Ana Kalamaki                                                  (General Director of
                               Athens, Greece 17456                                          Technical Olympic S.A.)

George Stengos                 20 Solomou Street              Director                       Assistant Secretary/
                               Ana Kalamaki                                                  Assistant Treasurer
                               Athens, Greece 17456                                          (Stock Market and
                                                                                             Purchasing Director of
                                                                                             Technical Olympic S.A.)

Zoi Stengou                    20 Solomou Street              Director                       Vice President
                               Ana Kalamaki                                                  (Vice President  of
                               Athens, Greece  17456                                         Technical Olympic S.A.)

Tommy L. McAden                3624 Long Prairie              Director                       Vice President/
                               Flower Mound, Texas  75022                                    Chief Financial Officer
                                                                                             (primary occupation)

Holly Hubenak                  1200 Soldiers Field Drive                                     Vice President/Secretary/
                               Sugar Land, Texas  77479                                      General Counsel (primary
                                                                                             occupation)


    Board of Directors and Executive Officers of Technical Olympic (UK) Plc
    -----------------------------------------------------------------------

Constantinos Stengos           20 Solomou Street              Director                       General Director
                               Ana Kalamaki                                                  (see above)
                               Athens, Greece 17456

Zoi Stengou                    20 Solomou Street              Director                       Vice President
                                                                                             (see above)

Andreas Stengos                20 Solomou Street              Director                       General Director
                               Ana Kalamaki                                                  (see above)
                               Athens, Greece 17456

George Stengos                 20 Solomou Street              Director                       Corporate Secretary
                               Ana Kalamaki                                                  (see above)
                               Athens, Greece 17456


      Board of Directors and Executive Officers of Technical Olympic S.A.
      -------------------------------------------------------------------

Constantinos Stengos           20 Solomou Street              Director and                   Managing Director
                               Ana Kalamaki                   President of the               (see above)
                               Athens, Greece 17456           Board of Directors

Andreas Stengos                20 Solomou Street              Director                       General Director
                               Ana Kalamaki
                               Athens, Greece 17456

Zoi Stengou                    20 Solomou Street              Director                       Vice President
                               Ana Kalamaki                                                  (See above)
                               Athens, Greece 17456

Chrissi Stengou                20 Solomou Street              Director                       Architectural Works
                               Ana Kalamaki                                                  Director
                               Athens, Greece 17456                                          (primary occupation)

George Stengos                 20 Solomou Street                                             Stock Market &
                               Ana Kalamaki                                                  Purchasing Director
                               Athens, Greece 17456                                          (see above)

Constantinos Lampos            20 Solomou Street              Director                       Technical Director
                               Ana Kalamaki                                                  (Highway Projects)
                               Athens, Greece 17456                                          (primary occupation)

Yannis Delikanakis             20 Solomou Street                                             Real Estate & Housing
                               Ana Kalamaki                                                  Director
                               Athens, Greece 17456                                          (see above)

Thanasis Klapadakis            20 Solomou Street              Director                       Legal Matters &
                               Ana Kalamaki                                                  Arbitration's Director
                               Athens, Greece 17456                                          (primary occupation)

John Doxakis                   20 Solomou Street              Director                       Tenders and Procurement
                               Ana Kalamaki                                                  Director
                               Athens, Greece 17456                                          (primary occupation)

George Hatzis                  20 Solomou Street                                             Financial Director -
                               Ana Kalamaki                                                  Main Offices
                               Athens, Greece 17456                                          (primary occupation)

Takis Kazantzis                20 Solomou Street                                             Financial Director -
                               Ana Kalamaki                                                  South & North Western
                               Athens, Greece 17456                                          Greece
                                                                                             (primary occupation)

(b) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(c) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

           Technical Olympic USA, Inc. obtained the funds for the purchase price of the shares of Common Stock from capital contributions by Technical Olympic (UK) Plc.

           Technical Olympic (UK) Plc obtained the funds for the capital contributions to Technical Olympic USA, Inc. by a capital contribution from Technical Olympic S.A.

           Technical Olympic S.A. obtained the funds for the capital contributions to Technical Olympic (UK) Plc by a share capital increase.


Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement among the parties regarding filing of Amendment No. 1 to Schedule 13D.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 14, 2000                              TECHNICAL OLYMPIC USA, INC.



                                               By:   /s/ Constantinos Stengos
                                                  ------------------------------
                                               Name: Constantinos Stengos
                                               Title: President

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 14, 2000                              TECHNICAL OLYMPIC (UK) PLC




                                               By:   /s/ Constantinos Stengos
                                                  ------------------------------
                                               Name: Constantinos  Stengos
                                               Title: General Director

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


February 14, 2000                              TECHNICAL OLYMPIC S.A.


                                               By:   /s/ Constantinos Stengos
                                                  ------------------------------
                                               Name: Constantinos Stengos
                                               Title: Managing Director

                                 EXHIBIT INDEX

Exhibit

 99.1 Joint Filing Agreement among the parties regarding filing of Amendment No. 1 to Schedule 13D.